UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 16, 2017

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement

Underwriting Agreement

On November 14, 2017, ProQR Therapeutics N.V. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC, as representative of the several underwriters named therein (collectively, the “Underwriters”), relating to an underwritten public offering of 4,969,805 ordinary shares (the “Underwritten Shares”) of the Company (the “Underwritten Offering”). All of the Underwritten Shares were being sold by the Company. The offering price to the public of the Underwritten Shares is $3.25 per share, and the Underwriters have agreed to purchase the Underwritten Shares from the Company pursuant to the Underwriting Agreement at the public offering price, less underwriting discounts and commissions. Certain of the Company’s existing shareholders have agreed to an aggregate of approximately $4.0 million of ordinary shares in the Underwritten Offering at the public offering price. The underwriters will receive a reduced underwriting commission in respect of shares sold to these shareholders. Under the terms of the Underwriting Agreement, the Company granted the Underwriters an option, exercisable for 30 days, to purchase up to additional 745,471 ordinary shares (the “Option Underwritten Shares”) on the same terms as the Underwritten Shares.

The Underwritten Shares will be issued pursuant to the Company’s shelf registration statement (the “Registration Statement”) on Form F-3 (Registration Statement No. 333- 207245) previously filed with the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on October 19, 2015. A preliminary prospectus supplement and prospectus supplement and the accompanying prospectus relating to the Underwritten Offering have been filed with the Commission. The Underwritten Offering is expected to close on or about November 16, 2017, subject to satisfaction of customary closing conditions.

A copy of the legal opinion of Allen & Overy LLP, the Company’s Netherlands counsel, relating to the legality and validity of the Underwritten Shares and the Option Underwritten Shares is filed as Exhibit 5.1 to this Report on Form 6-K, which is filed with reference to, and is hereby incorporated by reference into, the Registration Statement.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriters of the Company, its directors and certain of its executive officers, and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, and affords certain rights of contribution with respect thereto. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 1.1 hereto and incorporated by reference herein. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

Subscription Agreement

On November 14, 2017, the Company entered into subscription agreement (collectively, the “Subscription Agreements”) with certain investors relating to the Company’s registered direct offering, relating to the issuance and sale by the Company (the “Registered Direct Offering”) of 1,427,693 ordinary shares (the “RD Shares”). The purchase price per RD Share was $3.25. The Company has not engaged an underwriter or placement agent in connection with the Registered Direct Offering.

The RD Shares will be issued pursuant to the Registration Statement. The Company has filed a prospectus supplement and the accompanying prospectus relating to the Registered Direct Offering with the Commission. The Registered Direct Offering is expected to close on November 16, 2017, subject to satisfaction of customary closing conditions. In addition, the closing of the Registered Direct Offering is contingent upon the Company completing the Underwritten Offering.

A copy of the legal opinion and consent of Allen & Overy LLP, the Company’s Netherlands counsel, relating to the legality and validity of the RD Shares is attached as Exhibit 5.2 hereto, and is hereby incorporated by reference into, the Registration Statement.

The Subscription Agreements contain customary representations, warranties and agreements by us and customary conditions to closing. The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the form of Subscription Agreement, which is attached as Exhibit 1.2 hereto and incorporated by reference herein. The representations, warranties and covenants contained in the Subscription Agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The Company estimates that the aggregate net proceeds from the Underwritten Offering and the Registered Direct Offering will be approximately $19.6 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, without giving effect to any sales of the Option Underwritten Shares.

On November 14, 2017, the Company issued a press release announcing the pricing of the concurrent Underwritten Offering and the Registered Direct Offering of its ordinary shares. A copy of the press release is attached as Exhibit 99.1 hereto and is hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ProQR Therapeutics N.V.

Date: November 16, 2017	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

1.1	Underwriting Agreement, dated November 14, 2017, between the Company and H.C. Wainwright & Co., LLC.

1.2	Form of Subscription Agreement, dated November 14, 2017, between the Company and each of the investors party thereto.

5.1	Opinion of Allen & Overy LLP related to the Underwritten Offering.

5.2	Opinion of Allen & Overy LLP related to the Registered Direct Offering.

23.1	Consent of Allen & Overy LLP (included in Exhibit 5.1).

23.2	Consent of Allen & Overy LLP (included in Exhibit 5.2).

99.1	Press Release dated November 14, 2017.